Direct Lending Income Fund

1150 Foothill Boulevard, Suite F

La Canada, CA 91011

June 1, 2016

VIA EDGAR

John M. Ganley, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Direct Lending Income Fund
Request for Withdrawal of Registration Statement on Form N-2
File No. 333-208827

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Direct Lending Income Fund, a Delaware statutory trust (the “Fund”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Fund’s Registration Statement on Form N-2, originally filed December 31, 2015 (File No. 333-208827) (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed initial registration of the Fund’s share. The sole trustee of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders other than the sole trustee.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

In accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, the Fund requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding the foregoing application for withdrawal, please call Robert J. Mottern, counsel to the Fund, at (404) 607-6933.

Very truly yours,

Direct Lending Income Fund

/s/ Brendan Ross
Brendan Ross
Chief Executive Officer and Chairman of the Board of Directors

Cc:	Robert J. Mottern, Esq.